FILE NO 333-64124-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 34
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

National RMBS Trust 2006-1

Monthly Report as at 13 Jul 2007

This report is provided pursuant to the “Reports to Noteholders” section of the prospectus dated 23 May 2006.

A definition or description of certain terms used in this report together with a full description of the transaction may be found in the prospectus.

Further information is available to investors on Bloomberg (page reference [NRMBS]).  Information in this report and on Bloomberg have been sourced from the same data. Differences in formatting, calculation and rounding methodology may cause discrepancies between the two sources.

Current Periods and Interest Rates

Determination Date	13 Jul 2007

Payment Date	20 Jul 2007

Interest Period
From (and including)	20 Jun 2007
To (but excluding)	20 Jul 2007
Number of days	30

Collection Period
From start of month	Jun 2007
To end of month	Jun 2007

	Class A Notes		Class B Notes
BBSW	6.3267		6.3267	% pa
Margin	0.1400	% pa	0.1800	% pa
Interest Rate	6.4667	% pa	6.5067	% pa

Noteholder Distribution Summary

	Class A Notes		Class B Notes		Subordination
	Per Note	Aggregate	Per Note	Aggregate	%
Original Face Amount	100,000.0000	1,472,600,000.00	100,000.00	10,400,000.00	0.70%
Beginning Note Balance	64,409.3075	945,647,960.81	100,000.00	10,400,000.00	1.09%
Interest Distribution	347.0963	5,026,209.60	534.7973	55,618.92
Principal Distribution	2,166.9571	31,910,610.73	0.0000	0.00
Ending Note Balance	62,242.3504	913,737,350.08	100,000.0000	10,400,000.00	1.13%
Less Carryover Principal Chargeoffs	0.0000	0.00	0.0000	0.00
Ending Stated Amount	62,242.3504	913,737,350.08	100,000.0000	10,400,000.00	1.13%

Total Distribution	2,514.0534	36,936,820.33	534.7973	55,618.92

Current Note Factor	0.62049256420	0.6204925642	1.000000	1.000000

Principal Distribution Statement

Principal Collections on Housing Loans	34,481,631.22
Issue proceeds of any Redraw Notes to be issued on the Payment Date	0.00
Other Amounts of principal received	0.00

Total Principal Collections	34,481,631.22

Reimbursement of Redraws	2,571,020.49
Principal Draw	0.00
Repay Redraw Note Principal	0.00
Class A Principal	31,910,610.73
Class B Principal	0.00

Total Principal Distribution	34,481,631.22

Interest Distribution Statement

Interest Collections	5,737,086.85
Principal Drawing	0.00
Liquidity Drawing	0.00

Total Available Income	5,737,086.85

Accrued Interest Adjustment	0.00
Expenses	249,913.81
(includes all fees, net interest rate swap payment and other expenses of the Trust)
Reimbursement of previous Liquidity Drawings	0.00
Class A Interest Amount	5,026,209.60
Note Interest Amount for Redraw Notes	0.00
Interest payable under the Liquidity Facility Agreement	0.00
Note Interest Amount for Class B Notes	55,618.92

Excess Available Income available for Distribution	405,344.52
(includes reimbursement of Principal Charge-Offs, unreimbursed Principal Drawings and distribution to Residual Income Unit Holder)

Excess Available Income applied to repay Principal Draw	0.00
Remaining Balance of Principal Draw	0.00

Support Facilities (AUD)

Liquidity Facility
Liquidity Facility Limit	11,122,500.00
Amount Drawn	0.00

National RMBS Trust 2006-1

Historical CPR

	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007
2006	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Monthly CPR	29	37	32	33	33	30	40	36	31	28	31	33	36

	Jun 2007	Jul 2007	Aug 2007	Sep 2007	Oct 2007	Nov 2007	Dec 2007	Jan 2008	Feb 2008	Mar 2008	Apr 2008	May 2008	Jun 2008
2007	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Monthly CPR	32

Delinquency Information as at Month Ending 30 Jun 2007

	31-60 Days	61-90 Days	91-120 Days	> 120 days	Foreclosure/
	Past Due	Past Due	Past Due	Past Due	REO	Total
No. of loans	19	11	2	4	10	46
No. of loans (%)	0.34%	0.20%	0.04%	0.07%	0.18%	0.83%
Balance outstanding ($)	3,981,299.22	1,948,248.29	633,230.80	1,093,323.12	1,978,817.97	9,634,919.40
Balance outstanding (%)	0.43%	0.21%	0.07%	0.12%	0.21%	1.04%
Instalment Amount ($)	39,229.29	36,046.23	16,642.06	41,461.40	78,646.82	212,025.80

Historical Delinquencies as a Percentage of Balance Outstanding

	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
31-60 Days Past Due	0.24	0.36	0.43	0.28	0.26	0.33	0.34	0.40	0.52	0.34	0.54	0.51	0.32
61-90 Days Past Due	0.00	0.03	0.09	0.13	0.08	0.09	0.09	0.07	0.10	0.21	0.14	0.16	0.18
91-120 Days Past Due	0.01	0.01	0.01	0.05	0.02	0.05	0.07	0.14	0.01	0.06	0.07	0.04	0.07
> 120 Days Past Due	0.00	0.00	0.00	0.01	0.06	0.07	0.06	0.06	0.09	0.02	0.04	0.08	0.09
Foreclosure/REO	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.03	0.11	0.11	0.18	0.20	0.19
Total	0.25	0.40	0.53	0.47	0.42	0.54	0.58	0.70	0.83	0.74	0.97	0.99	0.85

	Jun 2007	Jul 2007	Aug 2007	Sep 2007	Oct 2007	Nov 2007	Dec 2007	Jan 2008	Feb 2008	Mar 2008	Apr 2008	May 2008	Jun 2008
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
31-60 Days Past Due	0.43
61-90 Days Past Due	0.21
91-120 Days Past Due	0.07
> 120 Days Past Due	0.12
Foreclosure/REO	0.21
Total	1.04

National RMBS Trust 2006-1

Loss Data

	Jun 2007
Month Ended	(AUD)	(No Loans)
Losses on Sale of Property	0.00	0
Losses after Mortgage Insurance	0.00	0
Cumulative Losses after Mortgage Insurance	0.00	0
Cumulative Losses After Mortgage Insurance (%)	0.00%	0.00%

Summary and Weighted Average Calculations	At Issue	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007	Jun 2007
Total Collateral Balance (AUD)	1,482,533,900.05	1,092,878,367.56	1,061,905,933.37	1,028,954,300.11	994,558,710.93	957,177,023.98	925,292,667
Total Number of Loans	8,475	6,480	6,320	6,137	5,965	5,767	5,
Current Average Loan Balance (AUD)	174,930.25	168,654.07	168,023.09	167,664.05	166,732.39	165,974.86	165,348
Maximum Loan Balance (AUD)	573,375.42	571,694.84	571,485.70	571,512.03	571,655.23	571,763.89	570,626
Current Weighted Average LVR	52.20%	50.17%	49.84%	49.54%	49.30%	49.10%	48.7

Weighted Average Loan Rate	6.81%	7.41%	7.41%	7.41%	7.41%	7.41%	7.4
Weighted Average Term to Maturity (WAM) (months)	321	312	311	310	309	308	3
Weighted Average Seasoning (WAS) (months)	23	32	32	34	34	36

Loan Size Distribution as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Loan Size Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)
Loan Size < $50,000	190	5,827,346.63	3.40%	0.63%
$50,000 <Loan Size < $100,000	779	62,079,165.63	13.92%	6.71%
$100,000 <Loan Size < $150,000	1,860	232,732,608.07	33.24%	25.15%
$150,000 <Loan Size < $200,000	1,302	226,093,657.64	23.27%	24.43%
$200,000 <Loan Size < $250,000	718	160,125,449.79	12.83%	17.31%
$250,000 <Loan Size < $300,000	379	103,654,589.22	6.77%	11.20%
$300,000 <Loan Size < $350,000	169	54,194,539.00	3.02%	5.86%
$350,000 <Loan Size < $400,000	107	40,130,410.20	1.91%	4.34%
$400,000 <Loan Size < $450,000	62	26,292,886.87	1.11%	2.84%
$450,000 <Loan Size < $500,000	28	13,072,718.99	0.50%	1.41%
$500,000 <Loan Size < $750,000	2	1,089,295.54	0.04%	0.12%
$750,000 <Loan Size < $1,000,000	—	—	0.00%	0.00%

Total	5,596	925,292,667.58	100.00%	100.00%

LVR Distribution as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
LVR Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)
LVR < 50%	3,340	480,590,867.76	59.69%	51.94%
50% < LVR < 55%	420	76,829,193.57	7.51%	8.30%
55% < LVR < 60%	388	73,784,818.41	6.93%	7.97%
60% < LVR < 65%	377	72,521,212.71	6.74%	7.84%
65% < LVR < 70%	403	79,202,307.88	7.20%	8.56%
70% < LVR < 75%	334	66,480,588.22	5.97%	7.18%
75% < LVR < 80%	257	57,942,491.87	4.59%	6.26%
80% < LVR < 85%	27	6,541,974.63	0.48%	0.71%
85% < LVR < 90%	39	9,098,007.80	0.70%	0.98%
90% < LVR < 95%	8	1,743,382.50	0.14%	0.19%
95% < LVR < 100%	1	164,615.17	0.02%	0.02%
LVR > 100%	2	393,207.06	0.04%	0.04%

Total	5,596	925,292,667.58	100.00%	100.00%

Mortgage Insurance as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Mortgage Insurer	Loans	Loans (AUD)	Loans (%)	Loans (%)
Genworth Financial	173	32,020,032.92	3.09%	3.46%
Royal & Sun Alliance	—	—	0.00%	0.00%
CGU Lenders Mortgage Insurance	—	—	0.00%	0.00%
PMI	—	—	0.00%	0.00%
Pool Insurance	5,423	893,272,634.66	96.91%	96.54%
Other			0.00%	0.00%

Total	5,596	925,292,667.58	100.00%	100.00%

National RMBS Trust 2006-1

Geographic Distribution as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Geographic Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)
ACT Inner City	90	15,105,783.71	1.61%	1.63%
ACT Metro	43	7,006,037.71	0.77%	0.76%
ACT Non Metro	1	144,110.89	0.02%	0.02%
NSW Sydney Inner City	6	1,179,949.69	0.11%	0.13%
NSW Sydney Metro	764	158,759,313.74	13.65%	17.16%
NSW Non-Metro	634	103,249,942.98	11.33%	11.16%
QLD Brisbane Inner City	10	1,590,297.05	0.18%	0.17%
QLD Brisbane Metro	532	95,866,087.67	9.51%	10.36%
QLD Non-Metro	521	86,693,028.68	9.31%	9.37%
VIC Melbourne Inner City	32	6,365,392.44	0.57%	0.69%
VIC Melbourne Metro	1,607	251,588,983.26	28.72%	27.19%
VIC Non-Metro	515	67,790,690.65	9.20%	7.33%
WA Perth Inner City	17	2,518,812.62	0.30%	0.27%
WA Perth Metro	291	50,273,684.99	5.20%	5.43%
WA Non-Metro	50	8,587,244.29	0.89%	0.93%
SA Adelaide Inner City	5	703,312.34	0.09%	0.08%
SA Adelaide Metro	270	40,215,634.26	4.82%	4.35%
SA Non-Metro	66	8,338,523.33	1.18%	0.90%
NT Darwin Inner City	30	4,337,110.38	0.54%	0.47%
NT Darwin Metro	—	—	0.00%	0.00%
NT Non-Metro	7	885,386.45	0.13%	0.10%
TAS Hobart Inner City	3	283,223.82	0.05%	0.03%
TAS Hobart Metro	54	7,808,778.91	0.96%	0.84%
TAS Non-Metro	48	6,001,337.72	0.86%	0.65%
Undefined Post Code	—	—	0.00%	0.00%

Total	5,596	925,292,667.58	100.00%	100.00%

Seasoning Analysis — Total Portfolio as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Seasoning Analysis	Loans	Loans (AUD)	Loans (%)	Loans (%)
Seasoning < 3 months	—	—	0.00%	0.00%
3 months < Seasoning < 6 months	—	—	0.00%	0.00%
6 months < Seasoning < 12 months	—	—	0.00%	0.00%
12 months < Seasoning < 18 months	—	—	0.00%	0.00%
18 months < Seasoning < 24 months	724	113,537,670.91	12.94%	12.27%
24 months < Seasoning < 36 months	2,076	378,235,781.11	37.10%	40.88%
36 months < Seasoning < 48 months	1,945	306,412,165.61	34.76%	33.12%
48 months < Seasoning < 60 months	572	89,084,425.19	10.22%	9.63%
Seasoning > 60 months	279	38,022,624.76	4.99%	4.11%

Total	5,596	925,292,667.58	100.00%	100.00%

Remaining Loan Term as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Remaining Loan Term	Loans	Loans (AUD)	Loans (%)	Loans (%)
Term < 5 years	7	444,740.42	0.13%	0.05%
5 years < Term < 10 years	50	3,957,373.54	0.89%	0.43%
10 years < Term < 15 years	118	12,741,405.57	2.11%	1.38%
15 years < Term < 20 years	510	67,583,008.67	9.11%	7.30%
20 years < Term < 25 years	685	103,591,138.29	12.24%	11.20%
25 years < Term < 30 years	4,226	736,975,001.09	75.52%	79.65%
30 years < Term < 35 years	—	—	0.00%	0.00%
Term > 35 years	—	—	0.00%	0.00%

Total	5,596	925,292,667.58	100.00%	100.00%

Loan Purpose as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Loan Purpose	Loans	Loans (AUD)	Loans (%)	Loans (%)
Purchase	844	146,581,561.98	15.08%	15.84%
Refinance	3,215	522,349,352.74	57.45%	56.45%
Home Improvement	681	107,333,401.44	12.17%	11.60%
Investor	735	129,390,080.03	13.13%	13.98%
Other	121	19,638,271.39	2.16%	2.12%

Total	5,596	925,292,667.58	100.00%	100.00%

National RMBS Trust 2006-1

Loan Type by Interest Rate as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Loan Type	Loans	Loans (AUD)	Loans (%)	Loans (%)
Variable Rate	4,379	710,711,425.47	78.25%	76.81%
Fixed Rate	1,217	214,581,242.11	21.75%	23.19%

Total	5,596	925,292,667.58	100.00%	100.00%

Fixed Rate Term Remaining as at Month Ending 30 Jun 2007

	Number of	Balance of	Number of	Balance of
Remaining Fixed Rate Term	Loans	Loans (AUD)	Loans (%)	Loans (%)
Term < 1 year	777	142,733,377.44	63.85%	66.52%
1 years < Term < 2 years	274	43,574,389.59	22.51%	20.31%
2 years < Term < 3 years	129	22,387,236.36	10.60%	10.43%
3 years < Term < 4 years	18	2,468,263.02	1.48%	1.15%
4 years < Term < 5 years	4	613,794.98	0.33%	0.29%
Term > 5 years	15	2,804,180.72	1.23%	1.31%

Total	1,217	214,581,242.11	100.00%	100.00%

Contact Details

Trust Manager	National Global MBS Manager Pty Ltd

Contacts	Eva Zileli
Manager Securitisation & Funding
National Australia Bank (Melbourne, Australia) Phone: (+613) 8634 8219 Facsimile: (+613) 8634 3822 Email: Eva.Zileli@nab.com.au

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 20 July 2007	Name: Brendan T Case
Title: Company Secretary